BEIJING	610 Newport Center Drive, 17th Floor	SAN FRANCISCO
BRUSSELS	Newport Beach, California 92660-6429	SHANGHAI
CENTURY CITY		SILICON VALLEY
HONG KONG	TELEPHONE (949) 760-9600	SINGAPORE
LONDON	FACSIMILE (949) 823-6994	TOKYO
LOS ANGELES	www.omm.com	WASHINGTON, D.C.
NEW YORK

November 10, 2008	OUR FILE NUMBER
911,997-999

VIA EDGAR AND BY FEDERAL EXPRESS	WRITER’S DIRECT DIAL (949) 823-6985

Ms. Peggy Kim
Special Counsel, Office of Mergers and Acquisitions	WRITER’S E-MAIL ADDRESS
Division of Corporation Finance	lweber@omm.com
United States Securities and Exchange Commission
100 F Street NE
Mail Stop 3628
Washington, D.C. 20549

Re:	HLTH Corporation
Schedule TO-I
Filed October 27, 2008
File No. 005-57697
Dear Ms. Kim:
     On behalf of HLTH Corporation (“HLTH” or the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 4, 2008 (the “Comment Letter”), regarding the above-referenced Schedule TO-I (the “Schedule TO”). For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. Additionally, we are simultaneously filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) in response to the Comment Letter.
Schedule TO
General
1.	We note that you are offering to purchase 43% of the total number of shares outstanding, and that currently, your officers, directors and major shareholders collectively own 39.7%. Further, although the offer is conditioned on not causing a going private effect, as described on page 15, we note that this condition is waivable. Please advise us, with a view toward revised disclosure, why this tender offer is not the first step in a series of transactions intended or reasonably likely to take HLTH private within the meaning of Exchange Act Rule 13e-3.

O’Melveny & Myers llp
Ms. Peggy Kim, November 10, 2008 — Page 2
Response:
The Company advises the Staff that the tender offer (the “Offer”) is not the first step in a series of transactions intended or reasonably likely to take HLTH private within the meaning of Exchange Act Rule 13e-3.
A Rule 13e-3 transaction is defined as any transaction or series of transactions by an issuer or its affiliates, including a “purchase of any equity security by the issuer of such security or by an affiliate of such issuer,” that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, either of the following effects:
(i)	causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to be held of record by less than 300 persons; or

(ii)	causing any class of securities of the issuer that is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.
The Company does not believe there is a reasonable likelihood that the Offer would result in a Rule 13e-3 transaction involving HLTH. The number of record holders of the Company’s common stock, calculated in accordance with Rule 12g5-1 of the Exchange Act, was approximately 3,200 as of October 24, 2008. This number is well above the 300 person limitation in Rule 13e-3 and, while the Offer can be expected to result in a decrease the number of recordholders, the Company expects the number of recordholders to be significantly above 300 persons after the Offer. In addition, the Company believes there are approximately 45,000 beneficial owners of its common stock; this number is well above the 400 person requirement for listing on Nasdaq and, while the Offer can be expected to decrease the number of beneficial owners, the Company expects the number of beneficial owners after the Offer to be significantly above 400 holders. In addition, because a significant number of Company shares sought to be purchased in the Offer are held by banks and brokers who hold positions for multiple beneficial owners, it is unlikely that the Offer would result in many of these record positions being terminated altogether as the termination of a record position would only occur if each beneficial owner’s full position underlying the relevant record position were purchased in the Offer.
Accordingly, the Offer is not intended or expected to cause either of the effects described in Rule 13e-3. Furthermore, the Offer is not a part of any series of transactions. As disclosed on pages 4-5 of the Offer to Purchase filed as Exhibit 99(a)(1)(A) of the Schedule TO (the “Offer to Purchase”) under the heading “Purpose of the Tender Offer,” the Board of Directors of the Company determined to engage in the Offer in light of HLTH’s strong cash position and certain advantages the Offer would provide to both those stockholders who wish to participate in the Offer and those who do not. The Board of Directors was not at the time of such determination, and is not at present, entertaining any plans, proposals or negotiations

O’Melveny & Myers llp
Ms. Peggy Kim, November 10, 2008 — Page 3
relating to any other transaction that could produce either of the effects described above. The Company may however, from time to time after completion of the Offer (as it has in the past), engage in routine repurchase programs that would not be intended or expected to cause either of the effects described in Rule 13e-3.
Item 3. Identity and Background of Filing Person, page 2
2.	Please revise to include the information required by Item 1003(a) and (c) of Regulation M-A with respect to each person specified in Instruction C to Schedule TO.

Response: The Company has made the requested revision. Please see Item 3 of Amendment No. 1 and the related Schedule I thereto.
Offer to Purchase
Summary Term Sheet, page i
How will the Company pay for the shares, page i
3.	We note that the offer will be funded primarily from cash and investments on hand. Please revise, here and on page 16, to further state the specific sources of funds regarding your “investments on hand.” Refer to Item 1007(a) of Regulation M-A.

Response: The Company has revised the Summary Term Sheet on page i and the Offer to Purchase on page 16 to indicate that the Company will pay for any shares tendered from available cash and cash equivalents on hand. The Company’s cash equivalents are held in money market accounts which can be readily converted into cash. No investment securities will be required to be liquidated in order to pay for shares tendered and accepted in the Offer.
When will the Company pay for the shares I tender, page v

4.	We note that you do not expect to announce the results of proration and begin payment until at least five business days after the expiration date of the offer. Please tell us how this payment schedule complies with the requirement to pay promptly under Rule 14e-1(c). See Exchange Act Release 43069 at section II. D. (July 24, 2000).

Response: The Company has revised the disclosure on page 5 of the Summary Term Sheet to indicate that the final proration factor will be announced, and payment for any shares purchased pursuant to the Offer will be made, promptly after the expiration of the Offer as required by Rule 14e-1(c). Corresponding changes have been made at Sections 1 and 5 of the Offer to Purchase. The Company has sufficient cash and cash equivalents on hand to pay for any shares purchased pursuant to the Offer, and intends to pay for any shares purchased as promptly as possible after the expiration of the Offer.
Determination of Validity ..., page 9

O’Melveny & Myers llp
Ms. Peggy Kim, November 10, 2008 — Page 4

5.	We note that HLTH has indicated that tendering shareholders effectively agree that HLTH’s determinations regarding validity of tenders and interpretation of offer terms and conditions shall be final and binding. Please revise to indicate that tendering shareholders may challenge HLTH’s determinations in a court of competent jurisdiction.

Response: The Company has revised the Offer to Purchase to disclose that its interpretations and determinations are subject to a stockholder’s right to challenge those interpretations or determinations in a court of competent jurisdiction.
Extension of the Tender Offer..., page 26
6.	We note that the offer is conditioned on a minimum number of 40,000,000 shares being properly tendered. Please note that if you waive the minimum condition, which in our view is a material offer condition, five business days must remain in the offer and the offer document must be amended to disclose the change. Please confirm your understanding.

Response: The Company confirms its understanding that if it waives the minimum condition and less than five business days remain in the Offer, the Offer must be extended such that the Offer remains open for at least five business days after such change, and the Offer document must be amended to disclose the change.
* * *
The Company has authorized us to advise the Staff that it hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 823-6985 or (949) 823-6994 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ Loren J. Weber
Loren J. Weber
of O’MELVENY & MYERS LLP

O’Melveny & Myers llp
Ms. Peggy Kim, November 10, 2008 — Page 5

cc:	Nicholas Panos, Senior Special Counsel, Securities and Exchange Commission Lewis Leicher, Senior Vice President & Assistant General Counsel, HLTH Corporation Steven L. Grossman, Esq., O’Melveny & Myers LLP